SINO AMERICAN OIL COMPANY	2123 Pioneer Ave. Cheyenne, WY 82001

May 13, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:John Hodgin

Steve Lo

Raj Rajan

Anuja A. Majmudar

Loan Lauren Nguyen

Re: Sino American Oil Company

Amendment No. 1 to Offering Statement on Form 1-A

Filed April 29, 2021

File No. 024-11489

Dear Sir or Madam:

Sino American Oil Company (the “Company”) is filing amendment number 2 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Jeffrey Standen, Chief Executive Officer of the Company, dated May 12, 2021 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Offering Statement on Form 1-A

Risk Factors

The price of shares of our common stock may fluctuate wildly..., page 12

1.We note your response to our prior comment 22 and risk factor disclosing that prior to February 2021, the market price of your common stock was approximately $2.00 per share. Please revise your risk factor to provide additional context by including quantitative information regarding the historical OTC market price of your common stock. In this regard, we note your disclosure on page 30 reflecting a high and low of $20.00 per share and $0.99 per share, respectively, during the second quarter of 202.

We have added further disclosure to the risk factor in order to provide additional context of out historical pricing.

Use of Proceeds, page 13

2.Please expand your disclosures to present use of proceeds based on the sale of 75%, 50% and 25% of the shares offered for sale in this offering.

We have expanded the Use of Proceeds to include 75%, 50% and 25% offering uses.

3.We note your response to prior comment 5 that there are no contingency expenses. However, you allocated $2,500,000 to "Contingency (5%)" in the use of proceeds table. Please provide a footnote to describe what other expenses are considered under “contingency.”

We have added a footnote explaining “contingency” to the Use of Proceeds.

Management’s Discussion and Analysis and Results of Operations

Company's Plan of Operation, page 18

4.We note that disclosure in Form 1-A as amended on April 29, 2021 does not indicate that you currently own interests in any oil and gas properties, production or reserves. We also note that your response to prior comment 19 indicates that you have no current plans to execute a Letter of Intent and are still in the due diligence phase regarding your probable acquisition of oil and gas interests in the Kaybob South Field and Grand Prairie area assets. Therefore, please remove the references to a NI 51-101 evaluation on page 19 and the “Evaluation of Reserves and Resources of Oil and Gas Properties, Kaybob South Field Alberta” in Section III Exhibits under the section entitled “Description of Property” on page 21 and the estimates of daily production, net revenue/cashflow per month and cashflow valuation as of December 31, 2023 presented on pages 19 through 20.

We have removed all references to the Kaybob South Field and Grand Prairie.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jeffrey L. Standen

Jeffrey L. Standen